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SECU[illegible] [illegible]SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Bridgehouse Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sawyer Bend Court, Suite 100
(No. and Street)

Franklin,	TN	37069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L. Rainey Gray (615) 373-9195
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749	Nashville	TN	37215
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05
S.S

OATH OR AFFIRMATION

I, L. Rainey Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Bridgehouse Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

CEO

Title

Notary Public

Notary exp July 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST BRIDGEHOUSE SECURITIES, LLC
Financial Statements

December 31, 2004

Table of Contents

Facing Page – Form X-17A-5, Part III 1-2

Independent Auditors' Report 3

Financial Statements:

Statement of Financial Position 4

Statement of Operations 5

Statement of Comprehensive Income 6

Statement of Changes in Members' Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9-10

Supplemental Schedules:

Independent Auditors' Report on Accompanying Information 11

Computation of Net Capital Under Rule 15c3-1 12

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 13

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 14

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 15

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation 16

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit 17

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 18-19

PRICE CPAs
CONSULTING • PLANNING • ACCOUNTING

Independent Auditors' Report

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

We have audited the accompanying statement of financial condition of 1st BridgeHouse Securities, LLC as of December 31, 2004 and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities, LLC as of December 31, 2004 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
Nashville, Tennessee
February 18, 2005

PRICE CPAs, PLLC

3813 Cleghorn Avenue
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Financial Position
December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 8,467
Accounts receivable	7,787
Investments - marketable securities	8,200
Total Assets	$ 24,454

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 4,500
Total Current Liabilities	4,500
MEMBERS' EQUITY	
Members' capital	11,754
Accumulated other comprehensive income	8,200
Total Member's Equity	19,954
Total Liabilities and Members' Equity	$ 24,454

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Operations
For the Year ended December 31, 2004

REVENUES	
Investment banking fees	$ 653,157
Reimbursed expenses	4,189
Other income	765
Total Income	658,111
OPERATING EXPENSES	
Commissions	444,918
Regulatory fees	11,806
Professional fees	140,999
Licenses and permits	20
Insurance	625
Bank service charges	152
Expense reimbursement	6,655
Other taxes	1,035
Total Expenses	606,210
OPERATING INCOME	51,901
OTHER DEDUCTIONS	
Officer salary distributions	46,900
NET INCOME	$ 5,001

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Comprehensive Income
For the Year ended December 31, 2004

NET INCOME	$ 5,001
OTHER COMPREHENSIVE INCOME	
Unrealized gain on marketable securities	8,200
COMPREHENSIVE INCOME	$ 13,201

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year ended December 31, 2004

Members' Equity - Beginning of Year	$ 6,753
Net income	5,001
Items of other comprehensive income:	
Unrealized gain on investments	8,200
Members' Equity - End of Year	$ 19,954

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Investment Banking Fees	$ 653,157
Reimbursed Expenses	4,189
Other Income	765
Cash Paid to Agents and Consultants	(648,610)
Cash Due from Clients	(7,787)
Net Cash Provided by Operating Activities	1,714
Net Increase in Cash and Cash Equivalents	1,714
Cash and Cash Equivalents, Beginning of Year	6,753
Cash and Cash Equivalents, End of Year	$ 8,467

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Income	$ 5,001
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Increase in Accounts Payable	4,500
Increase in Accounts Receivable	(7,787)
Total Adjustments	(3,287)
Net Cash Provided by Operating Activities	$ 1,714

See Independent Auditors' Report and Notes to the Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional and private investors and providing mergers and acquisition financial advisory services for medium to smaller firms. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed in 1998 as a Tennessee Limited Liability Company.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Income Taxes

As a limited liability company, the Company passes through items of income and deductions to the individual members each year as earned or incurred. Thus, the LLC pays no federal income taxes.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities consisting of stock purchase warrants are classified as "available for sale." Securities classified as "available for sale "are carried on the financial statements at fair market value. Available-for-sale securities are measured at fair value, with net unrealized gains and losses reported in other comprehensive income. Fair values for marketable securities are based on quoted market prices. At December 31, 2004 the aggregate fair market value of the warrants exceeded their aggregate cost by $8,200. An allowance for unrealized gains has been established at this date. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a separate component of members' equity, as Accumulated Other Comprehensive Income.

Note 1 – Nature of Operations and Significant Accounting Policies (continued)

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. For the year ended December 31, 2004, the Company's comprehensive income is presented on the Statement of Comprehensive Income, and includes unrealized gains on marketable securities.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a client-by-client basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Note 2 – Credit Risk and Other Concentrations

The Federal Depository Insurance Corporation (FDIC) insures deposits at financial institutions up to $100,000. The Company maintains balances in financial institutions that, at times, exceed these federally insured limits.

Note 3 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rate of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2004

At December 31, 2004, the Company had excess net capital of $9,788.

Note 4 – Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

PRICE CPAs
CONSULTING • PLANNING • ACCOUNTING

Independent Auditors' Report on Accompanying Information

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

Our report on our audit of the basic financial documents of 1st BridgeHouse Securities, LLC for the year ended December 31, 2004, appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
Certified Public Accountants
February 18, 2005

PRICE CPAs, PLLC

3813 Cleghorn Avenue
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Total members' equity	$ 19,954
Less nonallowable assets and haircuts:	
Haircuts-Stock Warrants	5,166
Net capital (agrees to Company's December 31, 2004 Focus Report – Part IIA)	14,788
Net capital required	5,000
Excess net capital	$ 9,788

1ST BRIDGEHOUSE SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2004

The net capital computed on Page 11 and the Company's computation of net capital on its December 31, 2004 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2004

Not Applicable

1ST BRIDGEHOUSE SECURITIES, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2004

None

PRICE CPAs
CONSULTING • PLANNING • ACCOUNTING

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements of 1st BridgeHouse Securities, LLC (the "Company") for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3813 Cleghorn Avenue | Phone 615.385.0686 | *A member of the*
P.O. Box 150749 | Fax 615.463.0586 | *American Institute of Certified*
Nashville, Tennessee 37215 | www.pricecpas.com | *Public Accountants*

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rice CPAs

Nashville, Tennessee
February 18, 2005